Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-43895
                                                                   333-43895-01
                                                                   333-43895-02
                                                                   333-43895-03

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 15, 1998)

                                  $200,000,000

                                   (GPC LOGO)

                          SERIES B 6.60% SENIOR NOTES
                             DUE DECEMBER 31, 2038
                          ---------------------------
     The Series B Senior Notes bear interest at the rate of 6.60% per year. Interest on the Series B Senior Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 1998. The Series B Senior Notes will mature on December 31, 2038. The Senior B Senior Notes are redeemable by Georgia Power Company on or after November 25, 2003. The Series B Senior Notes do not have the benefit of any sinking fund.

     The Series B Senior Notes are unsecured and rank equally with all of Georgia Power Company's other unsecured indebtedness and will be effectively subordinated to all secured debt of Georgia Power Company. The Series B Senior Notes will be issued only in registered form in denominations of $25.

     Payments of principal and interest on the Series B Senior Notes when due will be insured by a financial guarantee insurance policy to be issued by Ambac Assurance Corporation.

                                  (AMBAC LOGO)

     Georgia Power Company plans to list the Series B Senior Notes on the New York Stock Exchange. Trading of the Series B Senior Notes is expected to begin on the New York Stock Exchange within 30 days after the Series B Senior Notes are first issued.
                          ---------------------------

                                                              PER NOTE      TOTAL
                                                              --------   ------------
Public Offering Price(1)....................................  $  25.00   $200,000,000
Underwriting Discount.......................................  $  .7875   $  6,300,000
Proceeds, before expenses, to Georgia Power Company.........  $24.2125   $193,700,000

    (1) Interest will accrue from the date of original issuance of the Series B Senior Notes, which is expected to be November 25, 1998.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     It is expected that the Series B Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about November 25, 1998.
                          ---------------------------

MERRILL LYNCH & CO.
          A.G. EDWARDS & SONS, INC.
                    MORGAN STANLEY DEAN WITTER
                               PAINEWEBBER INCORPORATED
                                       PRUDENTIAL SECURITIES INCORPORATED
                                                         SALOMON SMITH BARNEY
                          ---------------------------
          The date of this prospectus supplement is November 19, 1998.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the Series B Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
The Company.................................................    S-3
Capitalization..............................................    S-3
Use of Proceeds.............................................    S-3
Recent Results of Operations; Recent Developments...........    S-4
Description of the Series B Senior Notes....................    S-4
The Policy and the Insurer..................................    S-7
Ratings.....................................................    S-9
Experts.....................................................   S-10
Underwriting................................................   S-11
Appendix A -- Form of Policy................................    A-1

                            PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
Selected Information........................................      3
Georgia Power Company.......................................      4
The Trusts..................................................      5
Accounting Treatment........................................      5
Use of Proceeds.............................................      5
Recent Results of Operations................................      5
Description of the Senior Notes.............................      6
Description of the Junior Subordinated Notes................      9
Description of the Preferred Securities.....................     15
Description of the Guarantees...............................     15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     17
Plan of Distribution........................................     19
Legal Matters...............................................     19
Experts.....................................................     20

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                               AS OF SEPTEMBER 30, 1998
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(1)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $4,121    $4,121     53.1%
Cumulative Preferred Stock..................................      52        16      0.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiaries Substantially All of Whose
  Assets are Junior Subordinated Debentures or Notes(2).....     689       689      8.9
Senior Notes................................................     145       495      6.4
Other Long-Term Debt........................................   2,789     2,439     31.4
                                                              ------    ------    -----
     Total, excluding amounts due within one year of $360
      million...............................................  $7,796    $7,760    100.0%
                                                              ======    ======    =====

---------------

(1) Reflects (i) the redemption in December 1998 of $70,000,000 principal amount of First Mortgage Bonds, 7.75% Series due April 1, 2023, $117,790,000 principal amount of First Mortgage Bonds, 7.95% Series due February 1, 2023 and $150,000,000 principal amount of First Mortgage Bonds, 6.875% Series due September 1, 2002; (ii) the redemption in January 1999 of $11,995,000 principal amount of First Mortgage Bonds, 7.625% Series due March 1, 2023;
    (iii) the redemption in January 1999 of issues of preferred stock in an amount aggregating $36,407,300; (iv) the issuance of the Series B Senior Notes; and (v) the proposed issuance in December 1998 of $150,000,000 aggregate principal amount of Series C 5.50% Senior Notes due December 1, 2005 (the "Series C Senior Notes").
(2) Substantially all of the assets of the respective Trusts are Junior Subordinated Debentures or Notes of the Company, and upon redemption of such debt, the related Preferred Securities will be mandatorily redeemable.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series B Senior Notes, together with the proceeds from the sale of the Series C Senior Notes, will be applied by the Company to redeem in December 1998 the $70,000,000 outstanding principal amount of its First Mortgage Bonds, 7.75% Series due April 1, 2023, the $117,790,000 outstanding principal amount of its First Mortgage Bonds, 7.95% Series due February 1, 2023 and the $150,000,000 outstanding principal amount of its First Mortgage Bonds, 6.875% Series due September 1, 2002, and for other general corporate purposes.

               RECENT RESULTS OF OPERATIONS; RECENT DEVELOPMENTS

     For the twelve months ended September 30, 1998, the unaudited amounts for "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $4,746,000,000, $875,000,000 and $598,000,000, respectively. In the opinion of the management of the Company, the above unaudited amounts for the twelve months ended September 30, 1998 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period, subject to the effect of such adjustments, if any, as might have been required had the outcome of the uncertainty with respect to the actions of the regulators regarding the recoverability of the Company's investment in the Rocky Mountain hydroelectric project been known (see following paragraph). The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended September 30, 1998 were 4.67 and 4.54, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1997 were 4.66 and 4.19, respectively.

     For information regarding the uncertainty referred to in the preceding paragraph, reference is made to "Item 1 -- Business -- Rate Matters" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and to note (N) to the condensed financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, each incorporated herein by reference.

     On November 18, 1998, the board of directors of the Company approved revisions to its capital budget resulting from management's annual review process. The Company now estimates that construction expenditures for 1999 and 2000 will total approximately $689,000,000 and $702,000,000, respectively, representing increases of $128,000,000 and $153,000,000, respectively, over the prior estimates. These increases are primarily attributable to 413 megawatts of combustion turbine generation now planned for service in 2000 and 360 megawatts of combined cycle generation planned for service in 2003, as well as additional expenditures for transmission improvements and environmental compliance. Reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 under "Item 1 -- Business -- Construction Programs" for a discussion of the Company's continuous construction program.

                    DESCRIPTION OF THE SERIES B SENIOR NOTES

     Set forth below is a description of the specific terms of the Series B 6.60% Senior Notes due December 31, 2038 (the "Series B Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series B Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series B Senior Notes will be limited in aggregate principal amount to $200,000,000.

     The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on December 31, 2038. The Series B Senior Notes are not subject to any sinking fund provision. The Series B Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

INTEREST

     Each Series B Senior Note shall bear interest at the rate of 6.60% per annum (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year to the person in whose name such Series B Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is December 31, 1998. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series B Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Notwithstanding any other provision of the Senior Note Indenture, so long as the Insurer is not in default under the Policy (each as defined herein), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series B Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior Note Indenture).

RANKING

     The Series B Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series B Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $2,504,000,000 outstanding at September 30, 1998. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

TRADING CHARACTERISTICS

     The Series B Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Series B Senior Notes that is not included in the trading price thereof. Any portion of the trading price of a Series B Senior Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Series B Senior Note.

     The trading price of the Series B Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Series B Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Series B Senior Notes, although any increase will be moderated by the Company's ability to call the Series B Senior Notes at any time on or after November 25, 2003 at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus accrued but unpaid interest.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series B Senior Notes, in whole or in part, without premium, from time to time, on or after November 25, 2003, upon not less than 30 nor more than 60 days' notice, at a Redemption Price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series B Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series B Senior Notes shall cease to bear interest. If any Series B Senior

Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series B Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series B Senior Notes. The Series B Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series B Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series B Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "NYSE"), the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     Purchases of Series B Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series B Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series B Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series B Senior Notes. Transfers of ownership interests in the Series B Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Senior Notes, except in the event that use of the book-entry system for the Series B Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series B Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series B Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series B Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series B Senior Notes in accordance with its procedures.

     Although voting with respect to the Series B Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series B Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series B Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series B Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series B Senior Note will not be entitled to receive physical delivery of Series B Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series B Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series B Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series B Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series B Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series B Senior Notes. In that event, certificates for the Series B Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                           THE POLICY AND THE INSURER

     The information set forth in this section has been provided by Ambac Assurance Corporation (the "Insurer"). No representation is made by the Company or the Underwriters as to the accuracy or completeness of any such information.

THE POLICY

     The Insurer will issue a financial guaranty insurance policy relating to the Series B Senior Notes (the "Policy"), the form of which is attached to this Prospectus Supplement as Appendix A. The following summary of the terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the Policy.

     The Insurer has made a commitment to issue the Policy effective as of the date of issuance of the Series B Senior Notes. Under the terms of the Policy, the Insurer will pay to the United States Trust Company of New York, in New York, New York, or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Series B Senior Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Policy) by the Company. The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Senior
Note Indenture Trustee. The insurance will extend for the term of the Series B Senior Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on the stated maturity date, in the case of principal, and on Interest Payment Dates, in the case of interest. In the event of any acceleration of the principal of the Series B Senior Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Senior Note Indenture Trustee has notice that any payment of principal of or interest on a Series B Senior Note which has become Due for Payment and which is made to a holder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does NOT insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does NOT cover:

        1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

        2. payment of any redemption, prepayment or acceleration premium.

        3. nonpayment of principal or interest caused by the insolvency or negligence of the Senior Note Indenture Trustee.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Series B Senior Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Series B Senior Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to the Insurer.

     Upon payment of the insurance benefits, the Insurer will become the owner of the Series B Senior Note or the right to payment of principal or interest on such Series B Senior Note and will be fully subrogated to the surrendering holder's rights to payment.

THE INSURER

     The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and Guam. The Insurer primarily insures newly issued municipal and structured finance obligations. The Insurer is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly AMBAC Inc.), a 100% publicly-held company. Moody's, S&P (each as defined herein) and Fitch IBCA, Inc. have each assigned a triple-A claims-paying ability rating to the Insurer.

     The consolidated financial statements of the Insurer and its subsidiaries as of December 31, 1997 and December 31, 1996 and for the three years ended December 31, 1997 prepared in accordance with generally accepted accounting principles, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the Commission on March 31, 1998; Commission File No. 1-10777) and the consolidated financial statements of the Insurer and its subsidiaries as of September 30, 1998 and for the periods ending September 30, 1998 and September 30, 1997, included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. for the period ended September 30, 1998 (which was filed with the Commission on November 13, 1998), are hereby incorporated by reference into this Prospectus Supplement and shall be deemed to be a part hereof. Any statement contained in a document incorporated herein by reference shall be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     All financial statements of the Insurer and its subsidiaries included in documents filed by Ambac Financial Group, Inc. with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Series B Senior Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing such documents.

     The following table sets forth the capitalization of the Insurer as of December 31, 1995, December 31, 1996, December 31, 1997 and September 30, 1998, respectively, in conformity with generally accepted accounting principles.

                          AMBAC ASSURANCE CORPORATION
                       CONSOLIDATED CAPITALIZATION TABLE
                             (DOLLARS IN MILLIONS)

                                                                                               SEPTEMBER
                                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     30, 1998
                                                     1995           1996           1997       (UNAUDITED)
                                                 ------------   ------------   ------------   ------------
Unearned premiums..............................     $  906         $  995         $1,184         $1,260
Other liabilities..............................        295            259            562            803
                                                    ------         ------         ------         ------
Total liabilities..............................      1,201          1,254          1,746          2,063
                                                    ------         ------         ------         ------
Stockholder's equity (1)
  Common Stock.................................         82             82             82             82
  Additional paid-in capital...................        481            515            521            527
  Accumulated other comprehensive income.......         87             66            118            167
  Retained earnings............................        907            992          1,180          1,341
                                                    ------         ------         ------         ------
Total stockholder's equity.....................     $1,557         $1,655         $1,901         $2,117
                                                    ------         ------         ------         ------
Total liabilities and stockholder's equity.....     $2,758         $2,909         $3,647         $4,180
                                                    ======         ======         ======         ======

(1) Components of stockholder's equity have been restated for all periods presented to reflect "Accumulated other comprehensive income" in accordance with the Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" adopted by the Insurer effective January 1, 1998. As this new standard only requires additional information in the financial statements, it does not affect the Insurer's financial position or results of operations.

     For additional financial information concerning the Insurer, see the audited financial statements of the Insurer incorporated by reference herein. Copies of the financial statements of the Insurer incorporated herein by reference and copies of the Insurer's annual statement for the year ended December 31, 1997 prepared in accordance with statutory accounting standards are available, without charge, from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

     The Insurer makes no representation regarding the Series B Senior Notes or the advisability of investing in the Series B Senior Notes and makes no representation regarding, nor has it participated in the preparation of, this Prospectus Supplement other than the information supplied by the Insurer and presented under this heading "The Policy and the Insurer" and in the financial statements incorporated herein by reference.

                                    RATINGS

     It is anticipated that Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies ("S&P"), and Moody's Investors Service, Inc. ("Moody's") will assign the Series B Senior Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series B Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series B Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series B Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series B Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the Company's unaudited interim financial information for the periods ended March 31, 1998 and 1997, June 30, 1998 and 1997 and September 30, 1998 and 1997,
included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, respectively, and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933, as amended (the "1933 Act"), for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property," and relating to the Company under "Item 1 -- Business -- Regulation," "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition," have been reviewed by Troutman Sanders LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

     The consolidated financial statements of the Insurer, Ambac Assurance Corporation, as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc., Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. are acting as Representatives) and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Series B Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                   SERIES B
                                                                 SENIOR NOTES
NAME                                                          -------------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     $ 28,750,000
A.G. Edwards & Sons, Inc....................................       28,250,000
Morgan Stanley & Co. Incorporated...........................       28,250,000
PaineWebber Incorporated....................................       28,250,000
Prudential Securities Incorporated..........................       28,250,000
Salomon Smith Barney Inc....................................       28,250,000
ABN AMRO Incorporated.......................................        1,250,000
Robert W. Baird & Co. Incorporated..........................        1,250,000
Bear, Stearns & Co. Inc.....................................        1,250,000
J.C. Bradford & Co..........................................        1,250,000
CIBC Oppenheimer Corp.......................................        1,250,000
Credit Suisse First Boston Corporation......................        1,250,000
Dain Rauscher Incorporated..................................        1,250,000
EVEREN Securities, Inc......................................        1,250,000
Goldman, Sachs & Co.........................................        1,250,000
Interstate/Johnson Lane Corporation.........................        1,250,000
Edward D. Jones & Co., L.P..................................        1,250,000
Legg Mason Wood Walker, Incorporated........................        1,250,000
Lehman Brothers Inc.........................................        1,250,000
Morgan Keegan & Company, Inc................................        1,250,000
J.P. Morgan Securities Inc..................................        1,250,000
Piper Jaffray Inc...........................................        1,250,000
Raymond James & Associates, Inc.............................        1,250,000
Regions Investment Company, Inc.............................        1,250,000
The Robinson-Humphrey Company, LLC..........................        1,250,000
Roney Capital Markets.......................................        1,250,000
Muriel Siebert & Co., Inc...................................        1,250,000
Tucker Anthony Incorporated.................................        1,250,000
Utendahl Capital Partners, L.P..............................        1,250,000
Wheat First Securities, Inc.................................        1,250,000
                                                                 ------------
              Total.........................................     $200,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series B Senior Notes offered hereby if any of the Series B Senior Notes are purchased.

     The expenses associated with the offer and sale of the Series B Senior Notes are expected to be $2,295,000, which includes the initial premium for the Policy.

     The Underwriters propose to offer the Series B Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $.50 per Series B Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.30 per Series B Senior Note to certain brokers and dealers. After the Series B Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     Prior to this offering, there has been no public market for the Series B Senior Notes. The Series B Senior Notes are expected to be approved for listing on the NYSE, subject to official notice of issuance. Trading of the Series B Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series B Senior Notes. The Representatives have advised the Company that they intend to make a market in the Series B Senior Notes prior to the commencement of trading on the NYSE. The Representatives will have no obligation to make a market in the Series B Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act. The Underwriters have agreed to reimburse the Company for certain expenses.

     In connection with the offering, the Underwriters may purchase and sell the Series B Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series B Senior Notes and syndicate short positions involve the sale by the Underwriters of a greater number of Series B Senior Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Series B Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series B Senior Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                          APPENDIX A -- FORM OF POLICY

                                                                    APPENDIX A

[SPECIMEN]

                               [AMBAC LETTERHEAD]

FINANCIAL GUARANTY INSURANCE POLICY

Obligor:                                             Policy Number:

Obligations:                                                  Premium:


AMBAC ASSURANCE CORPORATION (AMBAC) A Wisconsin Stock Insurance Company in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to United States Trust Company of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Obligees, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following notification to Ambac of Nonpayment. Upon an Obligee's presentation and surrender to the Insurance Trustee of such unpaid Obligations or appurtenant coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Obligee the face amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and coupons and shall be fully subrogated to all of the Obligee's rights to payment.

In cases where the Obligations are issuable only in a form whereby principal is payable to registered Obligees or their assigns, the Insurance Trustee shall disburse principal to an Obligee as aforesaid only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to the Insurance Trustee duly executed by the Obligee or such Obligee's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. In cases where the Obligations are issuable only in a form whereby interest is payable to registered Obligees or their assigns the Insurance Trustee shall disburse interest to an Obligee as aforesaid only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to the Insurance Trustee, duly executed by the claimant Obligee or such Obligee's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Obligees' rights to payment on registered Obligations to the extent of the insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to an Obligee by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Obligee pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Obligee will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Obligee" means any person other than the Obligor who, at the time of Nonpayment, is the owner of an Obligation or of a coupon appertaining to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the stated maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the stated date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

/s/ P. LASSITER                                      /s/ STEPHEN D. COOKE
                                            [SEAL]
         President                                                     Secretary

Effective Date:

UNITED STATES TRUST COMPANY OF NEW YORK acknowledges that it has agreed to perform the duties of Insurance Trustee under this Policy.

                            Authorized Representative

                              /s/ H. WILLIAM WEBER
                               Authorized Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                                   (GPC LOGO)

               SERIES B 6.60% SENIOR NOTES DUE DECEMBER 31, 2038

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------

                              MERRILL LYNCH & CO.

                           A.G. EDWARDS & SONS, INC.

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED

                              SALOMON SMITH BARNEY

                               NOVEMBER 19, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------